Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share
For the Years Ended December 31, 2018, 2017 and 2016
(Amounts in thousands, except per share data)

	Year Ended December 31,
	2018	2017	2016
Basic:

Net income	$18,343	$169,459	$83,765
Weighted average number of common shares during the period	41,570	41,365	41,158

Net income per share - basic	$0.44	$4.10	$2.04

Diluted:

Net income	$18,343	$169,459	$83,765
Weighted average number of common shares during the period	41,570	41,365	41,158
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	100	112	100
Common stock units related to deferred compensation for employees	25	25	52
Restricted common stock units related to incentive compensation	199	63	166
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,894	41,565	41,476

Net income per share – diluted	$0.44	$4.08	$2.02

Percentage of dilution compared to basic net income per share	—%	0.5%	1.0%